                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                           (Amendment No. 2 )*

                         Country Star Restaurants, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    222361107
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                             Michael J. Kaplan, Esq.
                       WisdomTree Capital Management, Inc.
        1633 Broadway, 38th Floor, New York, New York 10019 (212)843-2782
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                December 12, 1996
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following: [ ]

Check the following box if a fee is being paid with this statement: [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D



  CUSIP No.  222361107

     1    NAME OF REPORT PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          WisdomTree Capital Management, Inc.             I.D. #13-3729429

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [  ]
                                                                  (b) [ X ]
     3    SEC USE ONLY

     4    SOURCE OF FUNDS *
               AF

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

     6    CITIZENSHIP OR PLACE OF ORGANIZATION
                   New York

                       7        SOLE VOTING POWER
                                0 shares of Common Stock
         NUMBER OF
           SHARES      8        SHARED VOTING POWER
        BENEFICIALLY            797,502 shares of Common Stock
          OWNED BY
            EACH       9        SOLE DISPOSITIVE POWER
         REPORTING              0 shares of Common Stock
        PERSON WITH
                      10        SHARED DISPOSITIVE POWER
                                797,502 shares of Common Stock

     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
               797,502 shares of Common Stock

     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES *   [  ]

     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       6.2%

     14   TYPE OF REPORTING PERSON *
               CO

                      * SEE INSTRUCTIONS BEFORE FILING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No.  222361107


     1         NAME OF REPORT PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               WisdomTree Associates, L.P.                    I.D. #13-3729430

     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [  ]
                                                                     (b) [ X ]

     3         SEC USE ONLY

     4         SOURCE OF FUNDS*

                WC

     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
               TO ITEMS 2(d) or 2(e)   [  ]

     6         CITIZENSHIP OR PLACE OF ORGANIZATION
                   New York

                          7     SOLE VOTING POWER
                                0 shares of Common Stock
            NUMBER OF
             SHARES
          BENEFICIALLY    8     SHARED VOTING POWER
            OWNED BY            697,501 shares of Common Stock
              EACH
            REPORTING     9     SOLE DISPOSITIVE POWER
           PERSON WITH          0 shares of Common Stock

                         10     SHARED DISPOSITIVE POWER
                                697,501 shares of Common Stock

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
               697,501 shares of Common Stock

     12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES * [ ]

     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        5.4%

     14        TYPE OF REPORTING PERSON *
                        PN


                      * SEE INSTRUCTIONS BEFORE FILING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No.  222361107


     1         NAME OF REPORT PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               WisdomTree Offshore LTD.                        I.D.

     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [  ]
                                                                     (b) [ X ]

     3         SEC USE ONLY

     4         SOURCE OF FUNDS*

                WO

     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
               TO ITEMS 2(d) or 2(e)   [  ]

     6         CITIZENSHIP OR PLACE OF ORGANIZATION
                   New York

                          7     SOLE VOTING POWER
                                0 shares of Common Stock
            NUMBER OF
             SHARES
          BENEFICIALLY    8     SHARED VOTING POWER
            OWNED BY            100,001 shares of Common Stock
              EACH
            REPORTING     9     SOLE DISPOSITIVE POWER
           PERSON WITH          0 shares of Common Stock

                         10     SHARED DISPOSITIVE POWER
                                100,001 shares of Common Stock

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
               100,001 shares of Common Stock

     12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES * [ ]

     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        .8%

     14        TYPE OF REPORTING PERSON *
                        PN


                      * SEE INSTRUCTIONS BEFORE FILING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.           Security and Issuer.

                  This Statement on Schedule 13D, dated December 12, 1996, relates to the Common Stock, $.001 par value per share (the "Common Stock") and the 6% Series A Convertible Preferred Stock (with each share of Preferred Stock being convertible into 6 shares of Common Stock) (the "Preferred Stock") of Country Star Restaurants, Inc., a corporation organized under the laws of the State of Delaware (the "Company"), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended. This Statement relates to: (i) the original filing on Schedule 13D relating to the Common Stock, filed March 20, 1996, and Amendment #1 to that Schedule, being the most recent amendment prior hereto, filed April 29, 1996, made by WisdomTree Associates, L.P., WisdomTree Offshore, Ltd., WisdomTree Capital Management, Inc., and Jonathan L. Steinberg, and (ii) the original filing on Schedule 13D relating to the Preferred Stock, filed July 8, 1996, being the most recent filing prior hereto, made by WisdomTree Associates, L.P., WisdomTree Capital Management, Inc., and Jonathan L. Steinberg, and this filing shall be the Final filing on this Schedule 13D with respect to the Preferred Stock; and this filing on
Schedule 13D shall be deemed to consolidate such previously separate filings and to restate the filings in their entirety. The address of the principal executive office of the Company is 1150 Santa Monica Boulevard, Suite 650, Los Angeles, California 90025. As reported in its Form 10-QSB for the fiscal quarter ended September 30, 1996, as of October 31, 1996 the Company had 12,790,163 shares of Common Stock outstanding.

Item 2.           Identity and Background.

                  This Statement is being filed by WisdomTree Associates, L.P. ("WTAssociates"), WisdomTree Offshore, Ltd. ("WTOffshore"), and WisdomTree Capital Management, Inc. (which entities/person are hereinafter sometimes collectively referred to as the "Reporting Entities") which entities may together be deemed to be a "group", although the Reporting Entities disclaim group membership.

                  WTAssociates is a limited partnership organized under the laws of the State of New York, with a business address at WisdomTree Associates, L.P., 1633 Broadway, 38th Fl., New York, New York 10019. The principal business of WTAssociates is as a private fund that invests in securities of companies which generally have a market capitalization at the time the investment is initiated of $250 million or less.

                  WTOffshore is a limited liability corporation organized under the laws of the Cayman Islands, with a business address at WisdomTree Offshore, Ltd., Zephyr House, 5th Fl., P.O. Box 1561, Mary Street, Grand Cayman, Cayman Islands, British West Indies. The principal business of WTOffshore is as a private offshore fund that invests in securities of companies which generally have a market capitalization at the time the investment is initiated of $250 million or less. The officers and directors of WTOffshore, their respective places of citizenship, and the principal occupation and business address of each such person not principally employed by such entity, are as follows:

                             Page ____ of ____ pages

Name                      Citizenship       Position; Other Occupation and
                                            Address

Jonathan L. Steinberg     USA               Vice President
Scot Rosenblum            USA               Chairman, Vice President and
                                            Director
Christopher Wetherhill    Bermuda           President and Director;
                                            Executive Officer
                                            The Hemisphere Group Limited
                                            Hemisphere House
                                            9 Church Street
                                            Hamilton, Bermuda
Charles Quin              Cayman Is.        Director;
                                            Partner
                                            Quin & Hampson
                                            George Town,
                                            Grand Cayman, Cayman Islands

                  WTInc is a corporation organized under the laws of the State of New York, with a business address at WisdomTree Capital Management, Inc., 1633 Broadway, 38th Fl., New York, New York 10019. WTInc is the General Partner of WTAssociates and is the Investment Manager of WTOffshore. The principal business of WTInc is the management of WTAssociates. The officers and directors of WTInc, their respective places of citizenship, and the principal occupation and business address of each such person not principally employed by such entity, are as follows:

Name                     Citizenship       Position; Other Occupation and
                                           Address

Jonathan L. Steinberg    USA               Chairman, Chief Executive Officer,
                                           Treasurer and Director
Robert Schmidt           USA               President and Director
Scot Rosenblum           USA               Vice President, Secretary and
                                           Director
Russell Anmuth           USA               Vice President

Messrs. Steinberg and Anmuth are the officers of WTInc principally involved in investment decisions required of WTInc respecting funds managed by WTInc, which investment discretion may include the power to vote and/or dispose of acquired securities.

                  WTInc is a wholly-owned subsidiaries of Individual Investor Group, Inc. ("IIG"), a corporation organized under the laws of the State of Delaware, with a business address at Individual Investor Group, Inc., 1633 Broadway, 38th Fl., New York, New York 10019. The principal businesses of IIG are as an investment manager and as a financial services company which publishes and markets Individual Investor magazine, Ticker magazine, and Individual Investor's Special Situations Report. The officers and directors of IIG, their respective places of citizenship, and the principal occupation and business address of each such person not principally

                             Page ____ of ____ pages
employed by such entity, are as follows:

Name                   Citizenship       Position; Other Occupation and Address

Jonathan L. Steinberg  USA               Chairman, Director and
                                         Chief Executive Officer
Robert Schmidt         USA               President, Chief Operating Officer
                                         Director
Scot Rosenblum         USA               Vice President, Secretary and
                                         Director
Henry Clark            USA               Controller and Assistant Secretary
Peter M. Ziemba        USA               Director;
                                         Partner
                                         Graubard Mollen & Miller
                                         600 Third Avenue
                                         New York, New York 10016-2097
Bruce Sokoloff         USA               Director;
                                         Executive Vice President
                                         Reliance Group Holdings, Inc.
                                         55 East 52nd Street
                                         New York, New York 10055

                  Jonathan L. Steinberg is the Chairman and Chief Executive Officer of IIG and may be deemed to be a controlling person of IIG, WTInc, WTLlc, and thereby also deemed to be a controlling person of each of WTAssociates and WTOffshore.

                  Messrs. Steinberg, Rosenblum, Schmidt and Anmuth are also each Limited Partners of WTAssociates.

                  During the last five years, neither the Reporting Entities nor, to the best of the Reporting entities' knowledge, any of the other persons identified in the foregoing Item 2 has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.




                             Page ____ of ____ pages

Item 3.           Source and Amount of Funds or Other Consideration.

                  As of the close of business on December 11, 1996, WTAssociates owned (i) 664,167 shares of Common Stock, (ii) 33,334 Warrants to acquire an additional 33,334 shares of Common Stock, and (iii) 0 shares of Preferred Stock. Of the aggregate amount of Common Stock owned by WTAssociates; 2,500 acquired in open market transactions (i) 595,000 shares of Common Stock were acquired by conversion of certain Preferred Stock, at a conversion ratio of 6 shares of Common Stock to 1 share of Preferred Stock, which Preferred Stock was acquired in open market transactions, and which Preferred Stock was theretofore carried at a basis of $1,748,369, including commissions and net of sales to date (ii) 66,667 shares of Common Stock were acquired, together with the 33,334 Warrants owned by WTAssociates, in a private placement effected by the Issuer, at an aggregate purchase price, including commissions and net of sales to date, if any, of $200,000 and
(iii) 2,500 shares of common stock we acquired in open market transaction at a
cost of $1,423.25.   The source of funds for acquisition of such Common Stock
was available investment capital of WTAssociates and, from time to time, borrowings in margin accounts regularly maintained at Paine Webber Incorporated.

                  As of the close of business on December 11, 1996, WTOffshore owned (i) 66,667 shares of Common Stock, and (ii) 33,334 Warrants to acquire an additional 33,334 shares of Common Stock, which Common Stock was acquired, together with the 33,334 Warrants owned by WTOffshore, in a private placement effected by the Issuer, at an aggregate purchase price, including commissions and net of sales to date, if any, of $200,000. The source of funds for acquisition of such Common Stock was available investment capital of WTOffshore and, from time to time, borrowings in margin accounts regularly maintained at Paine Webber Incorporated.

Item 4.           Purpose of Transaction.

                  WTAssociates  and  WTOffshore  have each  acquired  the Common
Stock  owned  by  each  of  them  for  investment  purposes.  Each  entity  will continuously evaluate its investment in the Common Stock based on factors including, among others they may deem relevant, the Company's business, prospects and financial condition, the market for the Common Stock, alternatively available investment opportunities, general economic conditions, stock market conditions, and availability of funds. WTAssociates and WTOffshore each expressly reserves the right to increase or decrease its holdings of Common Stock on such terms or at such times as it may determine. Any purchase or sale of Common Stock may be executed in the open market or in one or more privately negotiated transactions.

                  Except to the extent set forth above, or in any other Item hereof, the Reporting Entities and, to the best of their knowledge, the persons and entities listed in Item 2 hereof, do not have any present plans or proposals that relate to or would result in any of the actions required to be described in this Item 4 of Schedule 13D, but each of the Reporting Entities retains the right to take all such actions as each may deem appropriate to maximize capital appreciation in the Common Stock owned by WTAssociates and/or WTOffshore, respectively.

                             Page ____ of ____ pages

Item 5.           Interest in Securities of the Issuer.

(a) As of the close of business on December 11, 1996, WTAssociates was the record owner of 664,167 shares of Common Stock, and had direct beneficial ownership of 697,501 shares, or approximately 5.4%, of the outstanding Common Stock.

                  As of the close of business on December 11, 1996, WTOffshore was the record owner of 66,667 shares of Common Stock, and had direct beneficial ownership of 100,001 shares, or approximately .8% of the outstanding Common Stock.

                  As the General Partner of WTAssociates and the Investment Manager of WTOffshore, WTInc may be deemed to have direct beneficial ownership of the 797,502 shares, or approximately 6.2% of the outstanding Common Stock beneficially owned by WTAssociates and WTOffshore in the aggregate.

                  Each of the other persons and entities named in Item 2 may, by virtue of their relationship to WTAssociates and/or WTOffshore as is described therein, be deemed to have indirect beneficial ownership of the Common Stock owned of record by WTAssociates and/or WTOffshore; however, each of such persons and entities disclaims such beneficial ownership and, to the best knowledge of the Reporting Entities and except as may be specifically otherwise set forth herein, no such persons and/or entities has any other beneficial ownership of Common Stock.

                  Messrs. Steinberg, Schmidt, Rosenblum and Anmuth may, by virtue of their status as Limited Partners of WTAssociates, and WTInc may, by virtue of its economic interest as General Partner of WTAssociates, be deemed to have beneficial ownership of that portion of the securities owned by WTAssociates corresponding to their respective equity interests therein.

(b) The power to vote or direct the vote and the power to dispose or direct the disposition of the 664,167 shares of Common Stock as to which WTAssociates is the record owner may be deemed to be shared between WTInc and WTAssociates, although WTInc, as General Partner of WTAssociates, is generally vested with sole control of such matters.

                  The power to vote or direct the vote and the power to dispose or direct the disposition of the 66,667 shares of Common Stock as to which WTOffshore is the record owner is shared between WTInc. and WTOffshore, although WTInc, as Investment Manager of WTOffshore, is generally vested with sole control of such matters.

                  To the best knowledge of the Reporting Entities, no other person or entity included in Item 2, by virtue of the capacity indicated therein and separate from their direct involvement with the Reporting Entities, shares in the power to vote or direct the vote or the power to dispose or direct the disposition of the 730,834 shares of Common Stock as to which WTAssociates and WTOffshore are the aggregate record owners.

                             Page ____ of ____ pages

(c) Information concerning transactions in Common Stock and Preferred Stock effected by the Reporting Entities is set forth in Schedule A hereto and is incorporated by reference; all of such transactions were effected in open market transactions. Except as set forth in Schedule A, no transactions in Common Stock or Preferred Stock have been effected by any of the Reporting Entities or, to the best knowledge of the Reporting Entities, by any of the persons or entities included in Item 2, during the past 60 days.

(d)               Not applicable.

(e)               Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                  Pursuant to the agreement of limited partnership of WTAssociates, WTInc, as general partner, (i) is generally vested with all investment discretion respecting securities owned by WTAssociates, including the power to vote or direct the vote and the power to dispose or direct the disposition of such securities, and (ii) has the right to receive (a) a quarterly fee calculated at the per annum rate of 1% of net assets, plus (b) an incentive allocation equal to 20% of annual net profit, calculated after allocation of net profit equal to the excess of net loss over net profit, if any, allocated to the limited partners in previous fiscal years. WTLlc may receive all or a portion of the fees described in (a) above as otherwise due to WTInc.

                  Pursuant to an investment management agreement between WTOffshore and WTInc, as investment manager WTInc. (I) is generally vested, subject to the control of WTOffshore's Board of Directors, with all investment discretion regarding securities owned by WTOffshore, including the power to vote or direct the vote and the power to dispose or direct the disposition of such securities, and (ii) has the right to receive (a) a quarterly fee calculated at the per annum rate of 1.5% of net assets, plus (b) an incentive allocation equal to 20% of annual net profit, calculated after allocation of net profit equal to the excess of net loss over net profit, if any, allocated to the limited partners in previous fiscal years. WTLlc may receive all or a portion of the fees described in (a) above as otherwise due to WTInc.

                  WTAssociates and WTOffshore have no agreement, arrangement or understanding to act in concert with respect to the Common Stock, nor is WTInc and/or WTLlc under any obligation to exercise the power to vote or dispose of securities owned by both WTAssociates and/or WTOffshore in any concerted fashion.

                  Except as set forth in this Statement, there are no contracts, arrangements, understandings or relationships between the Reporting Entities, nor are there any contracts, arrangements, understanding or relationships between the Reporting Entities and the other persons and entities included in
Item 2, or, to the best knowledge of the Reporting Entities, between the persons and entities included in Item 2, with respect to the Common Stock.

                             Page ____ of ____ pages

Item 7.           Material to be Filed as Exhibits.

                  Exhibit A -       Transactions in Common Stock
                  Exhibit B -       Form of Margin Agreement


                             Page ____ of ____ pages

SIGNATURES

                  After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:   December 12, 1996          WISDOMTREE ASSOCIATES, L.P.

                                    By:      WisdomTree Capital Management, Inc.
                                             General Partner


                                    By:      /s/: Scot Rosenblum
                                          -------------------------
                                              Name:    Scot Rosenblum
                                              Title:   Vice President


Dated:   December 12, 1996          WISDOMTREE OFFSHORE, LTD.


                                    By:      /s/: Scot Rosenblum
                                          -------------------------
                                              Name: Scot Rosenblum
                                              Title:   Director

Dated:   December 12, 1996                  WISDOMTREE CAPITAL MANAGEMENT, INC.


                                    By:      /s/: Scot Rosenblum
                                          -------------------------
                                              Name: Scot Rosenblum
                                              Title:   Vice President














                             Page ____ of ____ pages

EXHIBIT A

WisdomTree Associates, L.P.
Date              Per Share $ Price         # Shares Acquired (Disposed)
10/27/96          Dividend                  9,035 Common
11/21/96          4.65                      (5,000   Preferred)
11/21/96          4.70                      (1,000 Preferred)
11/21/96          .88                       (7,500 Common)
11/25/96          4.45                      (2,500 Preferred)
11/26/96          .53                       (14,886 Common)
12/03/96          3.30                      (2,000 Preferred)
12/06/96          .43                       (27,000 Common)
12/09/96          Conversion                (119,500 Preferred)
12/09/96          Conversion                (717,000 Common)
12/09/96          .47                       (50,000 Common)
12/10/96          .50                       (45,000 Common)
12/10/96          .57                       2,500 Common


                             Page ____ of ____ pages